

March 28, 2016

Mail Stop 4631

<u>Via E-mail</u>
Mr. Todd A. Slater
Chief Financial Officer
Olin Corporation
190 Carondelet Plaza, Suite 1530
Clayton, MO 63105

> **Re: Olin Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 1, 2016**
> **File No. 1-1070**

Dear Mr. Slater:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2015</u>

<u>Liquidity and Other Financing Arrangements, page 45</u>

1. We note your disclosure that as of December 31, 2015, $489.6 million was available under your senior credit revolving facility. Please revise your disclosures to clarify if these amounts are available without violating any covenants. Please refer to Item 303(a)(2)(ii) of Regulation S-K and Section 501.13.c. of the Financial Reporting Codification for guidance.

<u>Acquisition, page 72</u>

2. We note that the purchase price allocation is considered preliminary. Please provide summarized disclosures that discuss the potential impact of changes in the preliminary purchase price allocations to the acquired assets and liabilities assumed from the

Acquired Business. Your disclosures should include the reasons the accounting is incomplete and a discussion of the information precluding the accounting from being complete on an item by item basis. Furthermore, please disclose the nature of any assets or liabilities that may ultimately be recorded as part of the purchase price allocation that the Company is aware of and is currently evaluating but waiting on additional information to the extent applicable. Please refer to ASC 805-20-50-4A for guidance.

Income Taxes, page 93

3. Please tell us the amount of undistributed earnings of foreign subsidiaries that are considered to be indefinitely reinvested, the deferred tax liability for unrepatriated foreign earnings; and how you complied with the disclosure requirements of ASC 740-30-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O' Brien
Accounting Branch Chief
Office of Manufacturing and
Construction